Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

VARIAN MEDICAL SYSTEMS, INC.

FIRST: The name of the Corporation is Varian Medical Systems, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s initial registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801, and the name of its initial registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, having a par value of $0.01 per share.

FIFTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of the law, or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article Fifth, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article Fifth, shall eliminate or reduce the effect of this Article Fifth in respect of the matter occurring, or any cause of action, suit or claim that but for this Article Fifth would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SIXTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article Sixth.

SEVENTH: In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the board of directors of the Corporation (the “Board of Directors”) is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation (the “Bylaws”), without any action on the part of the stockholders, but the stockholders may make additional Bylaws and may alter, amend or repeal any Bylaw whether adopted by them or otherwise. The Corporation may in its Bylaws confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.